Exhibit 1

Third Quarter 2011 Page 1 of 18

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:
Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
THIRD QUARTER 2011 RESULTS

Buenos Aires, Argentina, November 10, 2011 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the third quarter of 2011. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended September 30, 2011 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on September 30, 2011 of Ps. 4.205.
The following results are based on non consolidated financial statements of Edenor S.A.

Third Quarter 2011 Highlights

Net Sales increased 4.7% to Ps. 587.2 million in the third quarter of 2011 from Ps. 561 million in the third quarter of 2010, mainly due to a 4.9% increase in the volume of electricity and capacity sold.

Volume of Energy Sold increased 4.9% to 5,353 GWh in the third quarter of 2011 from 5,105 GWh in the third quarter of 2010. This increase was attributable to a 3.2% increase in the average GWh consumption per customer and a 1.6% increase in the number of customers.

Electric Power Purchases increased 3.7% to Ps. 291.8 million in the third quarter of 2011 from Ps. 281.2 million in the third quarter of 2010, mainly due to a 5.0% increase in the volume of electricity purchased, from 4,948 GWh in the third quarter of 2010 to 5,196 GWh in the third quarter of 2011 (excluding in each case the wheeling system demand).

Gross Margin increased 5.6% to Ps. 295.4 million in the third quarter of 2011 from Ps. 279.8 million in the third quarter of 2010, mainly due to the higher volume of energy and capacity sold

Net Operating Income decreased Ps. 75.4 million, to a loss of Ps. 41.4 million in the third quarter of 2011 from a gain of Ps. 34 million in the third quarter of 2010 mainly due to an increase in transmission and distribution expenses of Ps. 68.5 million, an increase in selling expenses of Ps. 14.4 million and an increase in administrative expenses of Ps. 11 million. These cost increases were partially offset by an increase in gross margin of Ps. 15.6 million.

Third Quarter 2011 Page 2 of 18

Net Income decreased Ps. 34.1 million, to a loss of Ps. 35.9 million in the third quarter of 2011 from a loss of Ps. 1.8 million in the third quarter of 2010, mainly due to the increase in operating expenses and the increase in the financial results generated by liabilities, partially offset by positive results in permanent investments and in the repurchases of notes.

Third Quarter 2011 Page 3 of 18

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	3Q 2011*	3Q 2010*	% Change vs.2010	Nine months period ended September 30, 2011*	Nine months period ended September 30, 2010*	% Change vs. 2010

Net Sales	587.2	561.1	4.7%	1,728.1	1,652.0	4.6%
Electric power purchases	(291.8)	(281.2)	3.7%	(861.2)	(807.5)	6.7%
Gross margin	295.4	279.8	5.6%	867.0	844.5	2.7%
Net Operating Income (loss)	(41.4)	34.0	(221.8)%	(74.6)	126.3	(159.1)%

*	In millions of Argentine Pesos

Net sales

Net sales increased 4.7% (Ps. 26.1 million) from Ps. 561.1 million in the third quarter of 2010 to Ps. 587.2 million in the third quarter of 2011.

This variation was mainly due to an increase of 4.9 % in the volume of energy sold, from 5,105 GWh in the third quarter of 2010 to 5,353 GWh in the third quarter of 2011, attributable to a 3.2 % increase in the average GWh consumption per customer and a 1.6 % increase in the number of customers.

Net energy sales represent approximately 97.8 % of net sales while late payment charges, pole leases, connection and reconnection charges represent the remaining 2.2%.

Energy sales increased 5.7% (Ps. 31.9 million) from Ps. 564.5 million in the third quarter of 2010 to Ps. 596.4 million in the third quarter of 2011. This difference was due to the higher volume of energy sold and the increase in the number of customers.

Third Quarter 2011 Page 4 of 18

Electric power purchases

Electric power purchases increased 3.7 % from Ps. 281.2 million in the third quarter of 2010 to Ps. 291.8 million for the third quarter of 2011, basically due to a higher volume of energy sold to our residential customers.

Energy losses increased slightly to 12.6 % in the third quarter of 2011 from 12.5 % in the third quarter of 2010.

Gross margin

Gross margin increased 5.6 % from Ps. 279.8 million in the third quarter of 2010 to Ps. 295.4 million in the third quarter of 2011. This positive variation was due to the higher volume of energy and capacity sold.

Transmission and distribution expenses

Transmission and distribution expenses increased 42.9 % from Ps. 154.8 million in the third quarter of 2010 to Ps. 221.3 million in the third quarter of 2011, mainly because of:

▪	a Ps. 33.3 million increase in outsourcing due to increases in contractors' prices; and,
▪	a Ps. 25.3 million increase in salaries and social security taxes due to salaries increases granted in 2011

In terms of percentage of revenues, transmission and distribution expenses increased from 27.6 % in the third quarter of 2010 to 37.7 % in the third quarter of 2011.

The following table sets forth the principal components of transmission and distribution expenses for the periods indicated:

	Third Quarter ended September 30,						Nine months ended September 30,
	3Q 2011		% of 3Q 2011 net sales	3Q 2010		% of 3Q 2010 net sales	2011		2010
	(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps.	92.5	15.7%	Ps.	67.2	12.0%	Ps.	278.4	Ps.	195.6
Supplies		14.7	2.5%		9.8	1.7%		37.8		30.4
Outsourcing		64.4	11.0%		31.0	5.5%		164.0		90.8
Depreciation of property, plant & equipment		44.8	7.6%		42.0	7.5%		133.5		126.4

Others		4.9	0.8%		4.8	0.9%		14.5		12.9
Total	Ps.	221.3	37.7%	Ps.	154.8	27.6%	Ps.	628.2	Ps.	456.1

Third Quarter 2011 Page 5 of 18

Selling expenses

Selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased 28.2 % from Ps. 49.4 million in the third quarter of 2010 to Ps. 63.4 million in the third quarter of 2011 mainly due to:

▪	a Ps. 14.4 million increase in outsourcing due to increases in contractors' prices; and,
▪	a Ps. 4.6 million increase in salaries and social security taxes due to salaries increases granted in 2011.

This variation was partially offset by:

▪	a Ps. 6.0 million decrease in the allowance for doubtful accounts due to a better collections pattern.

In terms of percentage of revenues, selling expenses increased from 8.8 % in the third quarter of 2010 to 10.8 % in the third quarter of 2011.

The following are the principal components of selling expenses for the periods indicated:

	Third Quarter ended September 30,						Nine months ended September 30,
	3Q 2011		% on 3Q 2011 revenues	3Q 2010		% on 3Q 2010 revenues	2011		2010
	(in millions of Pesos)
Salaries and social security taxes	Ps.	20.1	3.4%	Ps.	15.5	2.8%	Ps.	60.6	Ps.	45.4
Allowance for doubtful accounts		2.1	0.4%		8.1	1.4%		9.2		18.7
Outsourcing		25.6	4.4%		11.2	2.0%		60.9		33.8
Taxes and charges		5.1	0.9%		5.1	0.9%		15.2		15.4
Others		10.4	1.8%		9.6	1.7%		31.8		26.5
Total	Ps.	63.4	10.8%	Ps.	49.4	8.8%	Ps.	177.7	Ps.	139.8

Administrative expenses

Administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses have increased 25.4 % from Ps. 41.6 million in the third quarter of 2010 to Ps. 52.2 million in the third quarter of 2011, mainly due to:

▪	a Ps. 8.3 million increase in salaries and social security taxes;

Third Quarter 2011 Page 6 of 18

▪	a Ps. 4.2 million increase in outsourcing due to increases in contractors' prices.

These increases were partially offset by a Ps. 3 million decrease in computer services.

In terms of percentage of revenues, administrative expenses increased from 7.4 % in the third quarter of 2010 to 8.9 % in the third quarter of 2011.

The following are the principal components of administrative expenses for the periods indicated:

	Third Quarter ended September 30,						Six months ended June 30,
	3Q 2011		% of 3Q 2011 revenues	3Q 2010		% of 3Q 2010 revenues	2011		2010
	(in millions of Pesos)
Salaries and social security taxes	Ps.	25.1	4.3%	Ps.	16.8	3.0%	Ps	58.8	Ps.	49.9
Computer services		3.7	0.6%		6.7	1.2%		19.7		20.0
Outsourcing		7.3	1.2%		3.1	0.5%		15.2		9.8
Advertising expenses		5.1	0.9%		4.3	0.8%		12.3		12.3
Others		11.0	1.9%		10.7	1.9%		32.5		30.4
Total	Ps.	52.2	8.9%	Ps.	41.6	7.4%	Ps.	138.6	Ps.	122.4

Net operating income

Net operating income decreased Ps. 75.4 million from a gain of Ps. 34 million in the third quarter of 2010 to a loss of Ps. 41.4 million in the third quarter of 2011. This negative variation was due to the increases in transmission and distribution expenses (Ps. 68.5 million); selling expenses (Ps. 14.4 million) and administrative expenses (Ps. 11.0 million). These cost increases were partially offset by an increase in gross margin (Ps. 15.6 million).

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets resulted in a gain of Ps. 2 million in the third quarter of 2011 compared to a gain of Ps. 8 million in the third quarter of 2010.

This negative variation of Ps. 6 million was primarily due to the valuation of the assets available for sale to net realizable value and the fact that the exchange rate peso / USD have increased. This decrease was partially offset by an increase in the interest income.

Financial expenses generated by liabilities, which include financial interests, exchange results and other expenses, represented a loss of Ps. 76.8 million in the third quarter of 2011 compared to a loss of Ps. 32 million in the third quarter of 2010.

This Ps. 44.8 million negative variation was basically due to increases of Ps. 26.9 million in exchange results and Ps. 13.7 million in interest expenses.

Third Quarter 2011 Page 7 of 18

Result from repurchases of notes

In the third quarter of 2011, we registered a gain of Ps. 15.4 million which represented the result of the market purchases of US$29.9 million face value of our Notes due 2022 notes.

Other income (expenses), net

Other income (expenses) net, includes mainly voluntary retirements, severance payments, net revenues/expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a gain of Ps. 1.3 million in the third quarter of 2011 from a loss of Ps. 6.6 million in the same period of 2010.

This positive variation of Ps. 7.9 million was primarily due to the increase in non-operative income (Ps. 7.7 million), partially offset by a decrease in the reversal of allowance for contingencies (Ps. 4.1 million).

Income tax on minimum presumed income

We recorded a tax gain of Ps. 29.8 million in the third quarter of 2011 compared to a charge of Ps. 5.8 million in the third quarter of 2010.

Net income

We recorded net loss of Ps. 35.9 million in the third quarter of 2011 compared to net loss of Ps. 1.8 million in the third quarter of 2010. This negative variation resulted primarily from:

▪	The increases in operating expenses, explained above; and,
▪	The increase in financial expenses generated by liabilities.

Both increases were partially offset by a positive result in permanent investments of Ps. 29.4 million and the gain resulting from the repurchase of our 2022 Notes (Ps. 15.4 million).

Third Quarter 2011 Page 8 of 18

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	3Q 2011		3Q 2010%			September	September	Clients %
	In Gwh	%	In Gwh	%	Variation	2011 Clients	2010 Clients	Variation
Residential	2.357	44,0%	2.235	43,8%	5,5%	2.348.406	2.312.049	1,6%
Small Commercial	372	6,9%	360	7,1%	3,3%	304.070	299.723	1,5%
Medium Commercial	418	7,8%	401	7,9%	4,1%	30.794	29.806	3,3%
Industrial	854	15,9%	830	16,3%	2,8%	5.967	5.757	3,6%
Wheeling System	1.042	19,5%	969	19,0%	7,5%	671	639	5,0%
Others
Public Lighting	182	3,4%	181	3,5%	0,4%	21	21	0,0%
Shantytowns and Others	128	2,4%	128	2,5%	0,1%	373	371	0,5%
Total	5.353	100,0%	5.105	100,0%	4,9%	2.690.302	2.648.366	1,6%

Capital Expenditures

During the third quarter of 2011, our capital expenditures amounted to Ps. 99 million, compared to Ps. 88.8 million in the third quarter of 2010. Our capital expenditures in the third quarter of 2011 consisted mainly of the following:

•	Ps. 66.3 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 13.0 million in network maintenance and improvements;
•	Ps. 3.3 million in legal requirements;
•	Ps. 1.7 million in communications and telecontrol; and
•	Ps. 14.8 million of other investment projects.

For the nine-month period ended September 30, 2011, our Capital Expenditures reached Ps. 233.3 million, compared to Ps. 282.0 million in the same period of 2010.

HIGHLIGHTS

Intercompany Debt with EDEN

During November 2011, Empresa Distribuidora de Energia Norte SA received US$ 3.1 million from Edenor S.A. as an intercompany loan.

Share acquisitions

In different operations, the Company bought 296.294 ordinary shares of EMDERSA. These shares represent 0.13% of the capital stock and the voting rights of the Company. As of today Edenor has 78.57% of the capital stock of Emdersa.

Debt Market Purchases – Financial position

During September, 2011, we repurchased US$29.9 million principal amount of our Fixed Rate Par Notes
Due 2022 at an average price of 87.70% of face value.

Third Quarter 2011 Page 9 of 18

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold) is US$ 294.4 million, consisting of US$ 269.6 million principal amount of Fixed Par Notes due 2022 and US$ 24.8 million principal amount of Senior Notes due 2017. In addition, the outstanding principal amount of our peso denominated debt is Ps. 35.0 million, consisting primarily of our Floating Rate notes due 2013.

Recent Events

Intercompany Debt with Pampa Energia

On November 3, EDENOR paid the US$ 5 million outstanding debt to Pampa Energia S.A.

The Spin-off of EMDERSA

On August 23, 2011, Emdersa’s Board of Directors decided to convene an extraordinary general shareholders’ meeting to be held on December 16, 2011 to consider the spin-off of certain assets of Emdersa and the establishment of three new corporations, whose main assets will be the shares owned by Emdersa in Edesal, Edesa and Emdersa Generación Salta S.A., respectively.

EDESAL’s sale

On September 16, 2011, Edenor’s Board of Directors accepted the offer of the company Rovella Carranza S.A., to purchase shares representing 78.44% of the shares and votes in Edesal.  On October 25, 2011, Edenor transfered 24.80% of the shares of Emdersa to Rovella, and a collateral trust was created.  Once the spin-off process is finalized, Edesal HOLDING shall issue 78.44% of its shares to the trustee of the collateral trust, who in turn shall transfer them to Rovella, and will simultaneously transfer the shares of Emdersa back to Edenor.  If after two years from the offer’s acceptance, Emdersa’s spin-off has not been completed together with the creation of Edesal HOLDING, the trustee of the collateral trust will transfer to Rovella, as alternative consideration, 24.80% of the capital stock and voting rights of Emdersa, with Edenor maintaining a 53.64% ownership of Emdersa’s capital stock and voting rights.
On the day of the acceptance, Rovella paid to Edenor US$ 4,004,771 and on October 25, 2011 they paid the remaining  amount of U.S.$.22,693,703, while on the same date Edesal paid Ps.37,502,500, plus interest accrued corresponding to the financial loan granted by Edenor to Edesal.

EDELAR’s sale

On September 16, 2011, Edenor’s Board of Directors accepted the offer of Andes Energía Argentina S.A., by which they offer to acquire an option to: (a) if the spin-off of Emdersa is completed within the term of two years, to buy 78.44% of the share capital that Edenor indirectly holds in Edelar, and (b) if the spin-off of Emdersa is not completed within the term of two years, the right to acquire 20.27% of the capital stock and voting rights that Edenor will indirectly hold in Emdersa.
On the call option’s exercise date (December 15, 2011) and up to the completion of the transaction described, the capital stock which is the object of this transaction will be transferred to a collateral trust to be established in order to secure compliance the parties’ obligations, while maintaining Edenor’s control in Emdersa.

Third Quarter 2011 Page 10 of 18

On the call option’s exercise date (December 15, 2011) Andes Energía Argentina S.A. will pay Edenor US$5,290,255 and Edenor will finance the remaining US$15,000,000 for 2 years at a fixed interest rate. On the call option date Edelar will repay the entire financial loan granted by Edenor to Edelar for the amount of Ps.31,178,000, plus interest accrued thereon.

EGSSA’s sale

On October 11, 2011, the Board of Directors of Edenor accepted the offer from Pampa Energía to acquire, shares representing 78.44% of the capital stock and votes of EGSSA. Such stock purchase is subject to the condition precedent that a spin-off of Emdersa on August 23, 2011 must be consummated within not more than 24 months after the date of acceptance of the offer.
On October 31, 2011 Pampa Energía paid to Edenor US$2,169,707 and Edenor financed the remaining US$8,678,830 for 2 years at a fixed interest rate.
On October 31, 2011 EGSSA paid US$4,169,987, plus interest accrued corresponding to the financial loan granted by Edenor to EGSSA.

Third Quarter 2011 Page 11 of 18
About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2010, Edenor sold 19,292 GWh of energy and purchased 22,053 GWh of energy, with net sales of approximately Ps. 2.2 billion and net loss of Ps. 74.0 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Thursday, November 10, 2011, at 1:00 p.m. Buenos Aires time / 11:00 a.m. New York time.  For those interested in participating, please dial (888)233-0826 in the United States or, if outside the United States, +1(973) 935-8877.  Participants should use conference ID 22439958, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 11/10/2011 2.00pm BA Time to 11/17/2011 23.59 BA Time.  To access the replay, please dial 1(855) 859-2056 or 1(404) 537-3406. The Conference ID: 22439958.

For more information, please access www.edenor.com

Third Quarter 2011 Page 12 of 18

Income Statement
(For the nine month period ended September 30, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the nine month period ended September 30,
	2011				2010

Net sales	USD	410,969	Ps.	1,728,125	Ps.	1,651,950
Electric power purchases		(204,795)		(861,165)		(807,464)
Gross margin		206,174		866,960		844,486
Transmission and distribution expenses		(148,914)		(626,182)		(456,058)
Selling expenses		(42,148)		(177,232)		(139,769)
Administrative expenses		(32,854)		(138,149)		(122,377)

Net operating (loss) income		(17,741)		(74,603)		126,282
Financial income (expense) and holding gains (losses):

Gain (loss) in permanent investments		14,295		60,111		0

Goodwill amortization		2,458		10,337		0
Generated by assets:
Exchange difference		2,974		12,504		7,823
Interest		8,317		34,973		19,298
Exposure to inflation and holding results		(2,657)		(11,171)		(2,180)
Tax on financial transactions		(2,974)		(12,504)		(10,425)
Generated by liabilities:
Financial expenses		(2,558)		(10,756)		(7,720)
Exchange difference		(16,883)		(70,993)		(28,048)
Interest expenses		(26,524)		(111,535)		(63,343)
Tax on financial transactions		(4,376)		(18,402)		(15,278)
Adjustment to present value of the notes		0		0		(2,929)
Gain/Loss from the repurchased of notes		(444)		(1,869)		858
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.		278		1,170		10,609
Other income (expenses), net		(4,500)		(18,923)		(14,833)
Income before taxes		(50,336)		(211,661)		20,114
Income tax		19,322		81,251		(23,218)
Net income		(31,013)		(130,410)		(3,104)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.205 per dollar, the buying rate as of September 30, 2011, solely for the convenience of the reader.

Third Quarter 2011 Page 13 of 18

Cash Flow Statement
(For the nine month period ended September 30, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the nine month period ended September 30,
	2011				2010

Net income for the period	USD	(31,013)	Ps.	(130,410)	Ps.	(3,104)
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment		32,881		138,263		133,176
Retirement of property, plant and equipment		237		998		717
Gain from permanent investment		(14,295)		(61,111)		5
Goodwill amortization		(2,458)		(10,337)		-
Gain from investments		(5,987)		(20,970)		(35.420)
Adjustment to present value of notes		-		-		2,929
Gain/Loss from the repurchase and redemption of notes		444		1,869		(858)
Result from holding other assets		2,407		10,122		(5,266)
Exchange differences, interest and penalties on loans		44,326		186,390		84,817
Income tax		(19,322)		(81,251)		23,218
Allowance for doubtful accounts		2,379		10,002		13,363
Allowance for other doubtful account		(201)		(846)		5,312
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As		(278)		(1,170)		(10,609)
Changes in operating assets and liabilities:
Net increase in trade receivables		2,871		12,071		27,338
Net increase in other receivables		(5,016)		(21,094)		20,910
(Increase) decrease in supplies		(1,876)		(7,888)		(5,718)
Increase in trade accounts payable		22,242		93,527		34,495
Increase in salaries and social security taxes		3,075		12,932		939
Increase (decrease) in taxes		6,554		27,559		(59,497)
Increase in other liabilities		16,105		67,720		37,085
Increase for funds deriving from the Program for the rational use of electric power (PUREE)		56,972		239,567		209,552
Net increase in accrued litigation		1,179		4,959		(5,383)
Financial interest paid (net of interest capitalized)		(15,056)		(63,312)		(31,225)
Financial interest collected		5,739		24,131		38,859
Net cash flow provided by operating activities		102,906		432,721		475,635
Cash Flow from investing activities:
Addition to property, plants and equipment		(55,484)		(233,311)		(281,962)
Acquisition of permanent investments		(88,548)		(344,434)		-
Credits for loans granted to companies		(74,063)		(311,436)		-
Advances received from sale of subsidiaries		4,957		20,845		-
Sale of equity investments		(54,000)		(227,069)		-
Net cash flow used in investing activities		(260,501)		(1,095,405)		(281,962)
Cash Flow from financing activities:
Decrease in non-current investments		0		0		(48,693)
Increase in loans		29,645		124,659		(75,243)
Net cash flows provided by (used in) financing activities		29,645		124,659		(123,936)

Cash variations:
Cash at beginning of year		160,961		676,843		228,372
Cash at end of year		33,013		138,818		298,109
Net increase (decrease) in cash		(127,949)		(538,025)		69,737

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.205 per dollar, the buying rate as of September 30, 2011, solely for the convenience of the reader.

Third Quarter 2011 Page 14 of 18

Balance Sheet
(As of September 30, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of September 30,				As of December 31,
	2011				2010
Current Assets:
Cash and banks	USD	4,352	Ps.	18,301	Ps.	8,611
Investments		28,660		120,517		668,232
Trade receivables		94,442		397,129		421,193
Other receivables		88,638		372,721		43,361
Supplies		4,056		17,055		12,407
Other assets available for sale		51,593		216,947		0
Total current assets		271,741		1,142,670		1,153,804
Non-Current Assets:
Trade receivables		10,828		45,531		45,531
Other receivables		55,739		234,382		119,249
Permanent investments in companies		91,143		383,256		415
Supplies		6,300		26,490		23,249
Property, plant and equipment		899,770		3,783,532		3,689,482
Total non-current assets		1,063,779		4,473,191		3,877,926
Total assets		1,335,520		5,615,861		5,031,730
Current Liabilities:
Trade account payable		111,738		469,858		378,505
Loans		25,442		106,982		54,108
Salaries and social security taxes		44,801		188,388		180,432
Taxes		32,680		137,419		111,080
Other liabilities		15,385		64,696		4,542
Accrued Litigation		14,932		62,791		57,832
Total current liabilities		244,978		1,030,134		786,499
Non-Current Liabilities:
Trade account payable		12,642		53,158		50,984
Loans		292,947		1,231,844		1,035,113
Salaries and social security taxes		13,224		55,609		50,633
Taxes		1,911		8,036		8,989

Other liabilities		297,859		1,252,496		984,518
Accrued Litigation		1,621		6,816		6,816
Total non-current liabilities		620,204		2,607,959		2,137,053
Total liabilities		865,183		3,638,093		2,923,552
Shareholders’ equity		470,337		1,977,768		2,108,178
Total liabilities and shareholders’ equity		1,335,520		5,615,861		5,031,730

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.205 per dollar, the buying rate as of September 30, 2011, solely for the convenience of the reader.

Third Quarter 2011 Page 15 of 18

Summary of Financial information in AESEBA (EDEN)

Net Sales	467.2	441.5
Electricity Purchases	-329.1	-288.8
	138.1	152.7
S&A Expenses	-84.8	-69.3
Other income (expense)	20.0	17.3
	73.1	100.7
EBITDA	99.3	121.3
Net Interest Expense	-15.0	-10.2
Income Tax	-17.7	-31.0
	32.4	48.5

Summary of Financial information in EMDERSA

Net Sales	744.2	547.3	634.0
Electricity Purchases	-441.5	-320.6	-373.4
	302.8	226.8	260.6
S&A Expenses	-177.1	-123.9	-166.8
Other income (expense)	20.5	14.9	18.7
	146.3	117.8	112.5
EBITDA	193.0	151.0	151.0
Net Interest Expense	-42.3	-28.0	-43.1
Income Tax	-28.9	-25.0	-13.2
	51.9	46.0	31.0

Third Quarter 2011 Page 16 of 18

Tariff Increases

During June 2011, our subsidiaries have been granted tariff increases, in all cases retroactively applied to June 1, 2011.

•	EDESA: On June 15, 2011 through resolution N° 533/11 EDESA was granted a 19.07% tariff increase, which represents a 34.4% increase in VAD;
•	EDESAL: On June 15, 2011 through resolution N° 597-MOPeI-2011 EDESAL was granted a 9% tariff increase, which represents a 16.1% increase in VAD;
•	EDEN: On June 8, 2011 through resolution N° 415/11 EDEN was granted a 9% tariff increase, which represents a 15% increase in VAD.

Information Summary

	EDENOR	EDELAR	EDESA	EDESAL	EDEN
Clients	2,690,302	112,197	287,198	146,966	338,595

GWh Demand	6,229.0	693.0	1,154.6	829.2	796.4
GWh Sold	5,353.0	751.5	1,084.7	998.2	714.4

% of Wholesale Electricity Market (2010)	19.9%	0.8%	1.3%	1.0%	2.5%

Area (KM2)	4,637	102,635	266,472	139,954	109,141

KWh / Client (monthly)	633.0	744.2	419.6	754.7	687.7

Third Quarter 2011 Page 17 of 18

Consolidated Income Statement
(For the nine month period ended September 30, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the nine month period ended September 30,
	2011				2010

Net sales	USD	620,711	Ps.	2,610,090	Ps.	1,651,950
Electric power purchases		(280,765)		(1,180,618)		(807,464)
Gross margin		339,946		1,429,472		844,486
Transmission and distribution expenses		(195,963)		(824,024)		(456,058)
Selling expenses		(65,815)		(276,751)		(139,769)
Administrative expenses		(54,177)		(227,814)		(122,377)

Goodwill amortization		2,434		10,234		0

Net operating (loss) income		26,425		111,117		126,282
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference		3,145		13,224		7,823
Interest		2,675		11,247		19,298
Exposure to inflation and holding results		(461)		(1,937)		(2,180)
Taxes and other expenses		(11,377)		(47,842)		(10,425)
Others		(530)		(2,230)		0
Impairment of other assets		(2,407)		(10,122)		0
Generated by liabilities:
Exchange difference		(17,803)		(74,860)		(28,048)
Interest in related companies		(169)		(711)		0
Interest expenses		(30,346)		(127,603)		(63,343)
Taxes and other expenses		0		0		(22,998)
Results for debt restructuring		(589)		(2,477)		0
Other financial expenses related companies		(2,300)		(9,670)		0
Others		(410)		(1,723)		0

Adjustment to present value of the notes		0		0		(2,929)
Gain/Loss from the repurchased of notes		(444)		(1,869)		858
Results holdings in related companies		126		531		0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.		278		1,170		10,609
Other income (expenses), net		(4,454)		(18,730)		(14,833)
Income before taxes		(38,641)		(162,485)		20,114
Income tax		10,441		43,904		(23,218)
Investments in third parties		(2,813)		(11,829)		0
Net income		(31,013)		(130,410)		(3,104)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.205 per dollar, the buying rate as of September 30, 2011, solely for the convenience of the reader.

Third Quarter 2011 Page 18 of 18

Consolidated Balance Sheet

(As of September 30, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of September 30,				As of December 31,
	2011				2010
Current Assets:
Cash and banks	USD	10,942	Ps.	46,012	Ps.	8,611
Investments		41,382		174,011		668,232
Trade receivables		155,095		652,173		421,193
Other receivables		23,905		100,520		43,361
Supplies		5,533		23,268		12,407
Total current assets		236,857		995,984		1,153,804
Non-Current Assets:
Trade receivables		10,871		45,711		45,531
Other receivables		65,899		277,106		119,249
Investments in permanent parties		96		402		415
Other investments		112		469		0
Supplies		6,300		26,490		23,249
Property, plant and equipment		1,366,668		5,746,838		3,689,482
Goodwill		(114,035)		(479,516)
Total non-current assets		1,335,910		5,617,500		3,877,926
Total assets		1,572,767		6,613,484		5,031,730
Current Liabilities:
Trade account payable		172,480		733,689		378,505
Loans		32,977		138,668		54,108
Salaries and social security taxes		59,728		251,156		180,432
Taxes		51,834		217,961		111,080
Other liabilities		36,260		152,475		4,542
Accrued Litigation		19,862		83,521		57,832
Total current liabilities		375,141		1,577,470		786,499
Non-Current Liabilities:
Trade account payable		14,380		60,466		50,984
Loans		313,707		1,319,137		1,035,113
Salaries and social security taxes		16,244		68,308		50,633
Taxes		27,217		114,448		8,989

Other liabilities		297,859		1,252,496		984,518
Accrued Litigation		2,330		9,796		6,816
Total non-current liabilities		671,736		2,824,651		2,137,053
Total liabilities		1,046,878		4,402,121		2,923,552

Investments in third parties		55,552		233,595		0
Shareholders’ equity		470,337		1,977,768		2,108,178
Total liabilities and shareholders’ equity		1,572,767		6,613,484		5,031,730

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.205 per dollar, the buying rate as of September 30, 2011, solely for the convenience of the reader.